SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. __)*

CARA THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
140755109
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes in the Form of Schedule 13G).

CUSIP No. 140755109	Schedule 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Devon Park Bioventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,151,894
	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,151,894

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,151,894
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.06% (1)
12	TYPE OF REPORTING PERSON*
PN
(1)	Based on a total of 22,778,597 shares of Common Stock outstanding as of November 5, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.

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CUSIP No. 140755109	Schedule 13G

Item 1(a)	Name of Issuer: Cara Therapeutics, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 1 Parrott Drive Shelton, CT 06484
Item 2(a)
Name of Person Filing:
The Reporting Person is Devon Park Bioventures, L.P. Additionally, information is included herein with respect to (i) Devon Park Associates, L.P., a Delaware limited partnership and the general partner of the Reporting Person (“Devon Park Associates”), (ii) Devon Park Associates, LLC, a Delaware limited liability company and the general partner of Devon Park Associates, and (iii) Messrs. Charles Moller, Marc Ostro, and Devang Kantesaria, the managing members of Devon Park Associates, LLC (the “Managing Members”)

Item 2(b)	Address of Principal Business Office or, if None, Residence: 1400 Liberty Ridge Drive, Suite 103 Wayne, PA 19087
Item 2(c)	Citizenship: Delaware, U.S.A.
Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP Number: 140755109
Item 3	If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).
Not applicable.

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Item 4	Ownership:
(a)
Amount Beneficially Owned:  As of December 31, 2014, the Reporting Person beneficially owned 1,151,894 shares of Common Stock of the Issuer and has shared power to vote or to direct the vote and to dispose or direct the disposition of 1,151,894 shares of Common Stock (the “Shares”). As general partner of the Reporting Person, Devon Park Associates may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares. As general partner of Devon Park Associates, L.P., Devon Park Associates, LLC may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares. The Managing Members may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that each of the Managing Members is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

	(b)	Percent of Class: 5.06%, based on a total of 22,778,597 shares of Common Stock outstanding as of November 5, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2014.
	(c)	Number of shares as to which the Reporting Person has: See Item 4(a) above.

Item 5	Ownership of Five Percent or Less of a Class. Not Applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable
Item 8	Identification and Classification of Members of the Group. Not Applicable
Item 9	Notice of Dissolution of Group. Not Applicable
Item 10	Certifications. Not Applicable

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CUSIP No. 140755109	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Devon Park Bioventures, L.P., a Delaware limited partnership By: Devon Park Associates, L.P. its general partner By: Devon Park Associates, LLC, its general partner

Date: February 13, 2014	By:	/s/ Devang Kantesaria
Name: Devang Kantesaria
Title: Managing Member